

Mail Stop 4631

April 20, 2010

David Cheng Lee
President and Director
Golden Century Resources Limited
Suite 1200, 1000 N. West Street
Wilmington, Delaware 19801

> **Re: Golden Century Resources Limited**
> **Form 10-K for Fiscal Year Ended June 30, 2009**
> **File No. 0-52842**

Dear Mr. Lee:

We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-Q/A FOR THE QUARTER ENDED SEPTEMBER 30, 2009

General

1.   Please file your amended periodic filings you submitted supplementally.

Note 3. Mineral Property, page F-7

2.   We note your proposed revisions in response to prior comment 3, which addresses how you determined the deposit is recoverable. Please also disclose how you

determined to classify the deposit as a short term asset according to the information you provided supplementally.

Item 4T. Controls and Procedures, page 12

3.   As requested, please address the impact of the restatements on your assessment of disclosure controls and procedures and the steps you are taking to remediate any deficiencies in your disclosure controls and procedures.

FORM 10-Q/A FOR THE QUARTER ENDED DECEMBER 31, 2009

General

4.   Please reflect the comments above in your amended Form 10-Q for the quarter ended December 31, 2009.

Statements of Cash Flows, page F-3

5.   Please ensure that each applicable financial statement and the related disclosures impacted by the restatements is appropriately labeled as "restated."

Note 6. Common Stock, page F-9

6.   We note your response to prior comment 5 and your reference ASC 210-1—S99 and ASC 480.   However, when stock is sold on a subscription basis, the full price of the stock is typically not received initially. Please clarify why the Company had not issued the 820,000 shares as of December 31, 2009. If you have not yet issued those shares, we would assume that you would have an obligation to repay any proceeds you have received if you do not issue those shares.   Please advise or revise your financial statements accordingly.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Bret Johnson at (202) 551-3753, Jeanne Baker at (202) 551-3691, or me at (202) 551-3689 if you have questions regarding our comments.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant